Exhibit 99.2

[Letterhead of Sullivan & Cromwell LLP]

June 13, 2012

Bell Canada

1, carrefour Alexander-Graham-Bell,

Building A, 8th Floor,

Verdun, Quebec

Canada H3E 3B3.

Ladies and Gentlemen:

We have acted as counsel to Bell Canada in connection with the registration, under the Securities Act of 1933 (the “Act”), of unsecured MTN debentures of Bell Canada as described in Bell Canada’s Prospectus Supplement dated June 13, 2012 to the Short Form Base Shelf Prospectus dated August 15, 2011 contained in the registration statement on Amendment No. 1 to Form F-9, File No. 333-176092. We hereby confirm our opinion as set forth under the heading “Material United States Tax Considerations” contained in the Prospectus Supplement dated June 13, 2012, subject to the limitations and qualifications set forth therein.

We hereby consent to the filing with the Securities and Exchange Commission of this letter as an exhibit to Form 6-K of Bell Canada and to any reference to us under the heading “Material United States Tax Considerations” in the Prospectus Supplement dated June 13, 2012. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP